Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2011
(Millions)
Earnings:
Income from continuing operations before income taxes	$386
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(12)

Income from continuing operations before income taxes and equity earnings	374

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	161
Rental expense representative of interest factor	3

Total fixed charges	164

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	13

Less:
Capitalized interest	(9)

Total earnings as adjusted	$542

Fixed charges	$164

Ratio of earnings to fixed charges	3.30

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.